# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPRUCE BIOSCIENCES, INC., CIK 0001683553
CUSIP: 85209E208
Title of class of securities: Common Stok, par value $0.0001
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 11/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002096947

## Reporting persons
- Boone Peter David Mr: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 68,184; shared voting power 0; sole dispositive power 68,184; shared dispositive power 0; aggregate amount beneficially owned 68,184 (6.4% of the class)

## Item 1. Issuer
Name of issuer: SPRUCE BIOSCIENCES, INC.
Address of issuer's principal executive offices: 611 GATEWAY BOULEVARD, SUITE 740, SOUTH SAN FRANCISCO, CALIFORNIA, 94080

## Item 2. Person Filing
Name of person filing: Peter David Boone
Address of principal business office or, if none, residence: 5 Central St Giles Pza, London, UK
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 68,184
Percent of class: 6.4
Sole power to vote or to direct the vote: 68,184
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 68,184
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boone Peter David Mr: Peter Boone, Applicant (11/24/2025)